SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

Trulite, Inc.
(Name of Issuer)

Common Stock, Par Value $.0001 per share
(Title of Class of Securities)

897889101
(CUSIP Number)

JOHN WHITE NEWPOINT ENERGY SOLUTIONS, LP 5 HOUSTON CENTER 1401 McKINNEY STREET, SUITE 900 HOUSTON, TX 77010-4035 (713) 888-0660
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 897889101	13D	Page 2 of 8

NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Newpoint Energy Solutions, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☒ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,331,622
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,331,622
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,331,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14	TYPE OF REPORTING PERSON* PN

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NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Standard Renewable Energy Services, Gp LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☒ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,331,622
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,331,622
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,331,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP: 897889101	13D	Page 4 of 8

NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William J. Berger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☒ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,331,622
	8	SHARED VOTING POWER 769,570
	9	SOLE DISPOSITIVE POWER 5,331,622
	10	SHARED DISPOSITIVE POWER 769,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,101,192
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP: 897889101	13D	Page 5 of 8

ITEM 1.    SECURITY AND ISSUER.

This statement relates to the common shares (“Common Shares”) of Trulite, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 5 Houston Center, 1401 McKinney Street, Suite 900, Houston, TX 77010-4035.

ITEM 2.    IDENTITY AND BACKGROUND.

(a)

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by:

NewPoint Energy Solutions, LP (“NewPoint”), a Texas Limited Partnership;

Standard Renewable Energy Services, GP LLC (“SREG GP”), the General Partner of NewPoint Energy Solutions, LP; and

William Jackson Berger (“Mr. Berger,” and collectively, with NewPoint and SREG GP, the “Reporting Persons”), the sole member and manager of SREG GP.

(b)

The business address of each of the Reporting Persons is 5 Houston Center, 1401 McKinney Street, Suite 900, Houston, TX 77010-4035.

(c)

NewPoint was formed for the purpose of investing in early-stage energy-related businesses.

SREG GP is the sole general partner of NewPoint.

Mr. Berger is Chairman of the Board of Trulite, Inc., the Chairman of the Board and CEO of Standard Renewable Energy Group, LLC, and Chairman of the Board and CEO of NewPoint.

(d)   None of the Reporting Persons have been convicted in any criminal proceedings during the last five years.

CUSIP: 897889101	13D	Page 6 of 8

(e)    None of the Reporting Persons have been party to any civil proceedings of a judicial or administrative body of competent jurisdiction that resulted in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Berger is a U.S. citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of September 19, 2006, NewPoint has acquired 5,331,662 Common Shares in exchange for equity securities in NewPoint.

ITEM 4.    PURPOSE OF TRANSACTION.

The shares reported herein are being held for investment purposes. None of the Reporting Persons have any plans or proposals that relate to or would result in any of the actions or events listed in (a) through (j) of Item 4.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)

The Reporting Persons beneficially own an aggregate of 6,101,192 shares of Common Stock, representing 48.6% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB, as amended, filed December 22, 2006.)

(b)

NewPoint has the sole right to vote and dispose of 5,331,662 shares of Common Stock.

As the sole general partner of NewPoint, SREG has the sole right to direct the disposition of 5,331,662 shares of Common Stock.

As the sole member and manager of SREG, Mr. Berger has the sole right to direct the disposition of 5,331,662 shares of Common Stock.

Additionally, as a manager of Contango Capital Partnership Management LLC (“CCPM”), the general partner of Contango Capital Partners, LP (“CCP”), Mr. Berger can be deemed to have shared dispositive power over warrants to purchase 592,500 shares of Common Stock owned by CCP and options to purchase 176,278 shares of Common Stock owned by CCP, as well as shared voting power over the Common Stock underlying those warrants and options. Additionally, Mr. Berger can be deemed to have shared voting and dispositive power over 792 shares of Common Stock owned by CCPM, for a total of 768,778 shares over which Mr. Berger has shared voting and dispositive power. That power is shared with the five other managers of CCPM—none of whom have been convicted in a criminal proceeding in the last five years and none of whom have been party to a civil proceeding in the last five years that resulted in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws—who are as follows:

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(i)	Kenneth R. Peak, Chief Executive Officer of Contango Oil and Gas Company, located at 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098;
(ii)	Todd Sullivan, Managing Partner of Sullivan Interests LP, located at P.O. Box 131486, Houston, Texas 77219;
(iii)	Gerald Sullivan, founder and Chairman of Sullivan Enterprises Inc., located at 2 Colony Park Drive, Galveston, Texas 77551;
(iv)	Eric Melvin, President and Chief Executive Officer of Mobius Risk Group, located at Three Riverway, Suite 1700, Houston, Texas 77056; and
(v)
John D. White, General Counsel and Senior Vice President of Government/Investor Relations of Standard Renewable Energy Group, LLC, located at 5 Houston Center, 1401 McKinney Street, Suite 900, Houston, TX 77010-4035.

(c)

As of September 19, 2006, NewPoint has acquired 5,331,662 Common Shares in exchange for equity securities in NewPoint.

(d)

Not applicable.

 (e)

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1—Joint Filing Agreement By and Among Reporting Persons.

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2007

NewPoint Energy Solutions, LP

By: Standard Renewable Energy Services, GP LLC, its General Partner

By:	/s/ William J. Berger
William J. Berger, Manager

Standard Renewable Energy Services, GP LLC

By:	/s/ William J. Berger
William J. Berger, Manager

/s/ William J. Berger
William J. Berger, in his individual capacity.